As filed with the Securities and Exchange Commission on June 25, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2019

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from __________ to __________

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE INC.

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Information
Years ended December 31, 2019 and 2018

Page

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Information as of December 31, 2019

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)	11

Signature	12

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Trimble Inc. Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Trimble Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 and the Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including the form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 25, 2020

We have served as the Plan’s auditor since 2013.

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Assets:
Money market funds	$43,859,740	$33,731,010
Employer securities	30,032,975	25,689,828
Common stocks	9,233,688	5,571,247
Mutual funds	411,069,732	313,030,061
Other	245,201	287,982
Common/collective trust funds	246,736,973	153,434,692
Total investments, at fair value	$741,178,309	$531,744,820
Receivables:
Notes receivable from participants	5,986,168	5,257,419
Other receivables	3,376	—
Employer receivable	222,433	220,722
Total receivables:	6,211,977	5,478,141
Net assets available for benefits	$747,390,286	$537,222,961

See accompanying notes

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2019	2018
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$15,716,646	$26,567,703
Net appreciation (depreciation) in fair value of investments	115,272,819	(65,465,399)
	130,989,465	(38,897,696)
Contributions:
Participants'	54,162,151	49,488,042
Employer's	9,858,561	9,295,602
	64,020,712	58,783,644
Total additions	195,010,177	19,885,948
Deductions from net assets attributed to:
Withdrawals and distributions	51,942,634	30,158,716
Administrative expenses	136,911	85,053
Total deductions	52,079,545	30,243,769
Net increase (decrease) in net assets available for benefits prior to transfer	142,930,632	(10,357,821)
Transfer of assets to the Plan	67,236,693	—
Net increase (decrease) in net assets available for benefits	210,167,325	(10,357,821)

Net assets available for benefits:
Beginning of year	537,222,961	547,580,782
End of year	$747,390,286	$537,222,961

See accompanying notes

TRIMBLE INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 and 2018

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Inc. Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Inc. ("Trimble" or the "Company" or “we” or “our” or “us”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2019 and 2018, we acquired companies that sponsored 401(k) plans. The plans sponsored by these companies were terminated, except for Viewpoint, Inc. 401(k) Plan assets of $67,236,693, which was liquidated and transferred into our Plan on December 31, 2019.

Employees hired by us become eligible to participate in the Plan, and employees from acquired companies, for which 401(k) plans were terminated, are allowed to rollover existing balances from their former 401(k) plans to the Plan.

Administration - We have appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  We contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. We paid substantially all expenses incurred for administering the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with US GAAP.

Investment valuation and income recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.
Investments of the Plan are held by Fidelity and invested primarily in mutual funds and our common stock based solely upon instructions received from participants. The Plan’s investments in mutual funds and our common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event based upon the terms of the Plan document.

Income taxes - The Plan received a favorable determination letter dated April 8, 2015 and it has been amended since receiving this letter.  The Plan administrator believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended, and related state statutes, and that the trust, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, our common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2019 and 2018:

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$43,859,740	$—	$—	$43,859,740
Employer securities	30,032,975	—	—	30,032,975
Common stocks	9,233,688	—	—	9,233,688
Mutual funds	411,069,732	—	—	411,069,732
Other	100,201	145,000	—	245,201
Total investments measured at fair value	$494,296,336	$145,000	$—	$494,441,336
Common/collective trust funds (1)				$246,736,973
Total investments				$741,178,309

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$33,731,010	$—	$—	$33,731,010
Employer securities	25,689,828	—	—	25,689,828
Common stocks	5,571,247	—	—	5,571,247
Mutual funds	313,030,061	—	—	313,030,061
Other	148,207	139,775	—	287,982
Total investments measured at fair value	$378,170,353	$139,775	$—	$378,310,128
Common/collective trust funds (1)				$153,434,692
Total investments				$531,744,820

(1) The fair values are valued at the net asset value practical expedient (NAV) of shares held by the Plan at year end based on the fair value of the underlying assets owned, minus the liabilities, then divided by the outstanding number of units. The common/collective trust funds can be redeemed daily, and there are no redemption restrictions or notice requirements.

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2019 and 2018 was as follows:

Date	Number of shares	Fair value	Cost
2019	720,346	$30,032,975	$11,728,683
2018	780,561	$25,689,828	$12,402,279

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have us contribute from 1% to 50% of their eligible pre-tax or Roth after-tax compensation up to the amount allowable under current income tax regulations.  The Plan permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation unless the employee affirmatively elects otherwise. Participants who have us contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - We are allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  We matched 50% of the participant’s contribution up to 6% of eligible compensation, with a maximum of $750 per calendar quarter and $3,000 per calendar year. We also make a non-elective employer contribution equal to 2% of base salary for non-highly compensated employees in specified job codes. Total employer contributions for the years ended December 31, 2019 and 2018 were $9,858,561 and $9,295,602, respectively.

Vesting - Participants are immediately vested in their entire account, including employer contributions. Employer contributions made for the non-elective contribution account is fully vested after the employee has completed three years of service or attained age 60, whichever occurs first.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses, and an allocation of our contributions.  The allocation of our contributions is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic distribution of participant account balances that do not exceed $5,000.

Notes receivable from participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the participant's balance.  Such notes receivable bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the notes receivable are used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such notes receivable are established by the Committee.  Outstanding notes receivable at December 31, 2019 carry interest rates ranging from 4.25% to 6.5%.

NOTE 5 - PLAN TERMINATION OR MODIFICATION

We intend to continue the Plan indefinitely for the benefit of our employees; however, we reserve the right to terminate or modify the Plan at any time by resolution of our Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated, all employer contributions will become 100% vested.

NOTE 6 - SUBSEQUENT EVENTS

In early March 2020, a novel coronavirus disease (“COVID-19”) was characterized as a pandemic by the World Health Organization. The global spread of COVID-19 has created volatility in the United State financial markets, uncertainty, and economic disruption. Therefore, it is difficult to predict the impact to the values of our Plan’s investments.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants to employer contributions, distributions, and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, before amending the plan document.  In April 2020, following the provisions of the CARES Act, we decided to allow employees to take distributions from their 401(k) accounts up to $100,000 and to defer payment of active 401(k) loans until December 31, 2020.

SUPPLEMENTAL INFORMATION
TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2019

Totals that constitute nonexempt prohibited transactions

	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Year ended December 31,
2019	$143,378	$143,378	$—	$—	$—
2018	$240	$—	$240	$—	$—

SUPPLEMENTAL INFORMATION
TRIMBLE INC. SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001
December 31, 2019

		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

*	Fidelity Contrafund Class K	Mutual Fund	$108,323,708
*	Spartan 500 Index Fund	Mutual Fund	102,756,665
*	Fidelity Institutional Money Market Fund	Mutual Fund	39,905,024
*	Fidelity Balanced Fund Class K	Mutual Fund	30,995,673
	PIMCO Total Return Fund Institutional Class	Mutual Fund	30,367,681
	Wells Fargo Advantage Common Stock Fund Class R6	Mutual Fund	25,830,958
*	Fidelity Diversified International Fund Class K	Mutual Fund	24,508,460
*	Fidelity Low Price Stock Fund Class K	Mutual Fund	22,938,075
	Massachusetts Financial Services Value Fund	Mutual Fund	17,557,511
	JPMorgan U.S. Small Company Fund Class	Mutual Fund	10,576,154
	Hartford International Opportunities HLS Class IA	Mutual Fund	7,470,890
*	Fidelity Value Fund Class K	Mutual Fund	7,347,163
*	Fidelity Global ex US Index Fund	Mutual Fund	7,179,057
*	Fidelity US Bond Index	Mutual Fund	6,002,793
*	Fidelity SM Cap Index	Mutual Fund	588,384
*	FIAM Blend Target Date 2030 Commingled Pool Class Q	Common Collective Trust Funds	41,182,752
*	FIAM Blend Target Date 2035 Commingled Pool Class Q	Common Collective Trust Funds	40,841,615
*	FIAM Blend Target Date 2025 Commingled Pool Class Q	Common Collective Trust Funds	36,730,514
*	FIAM Blend Target Date 2040 Commingled Pool Class Q	Common Collective Trust Funds	34,395,697
*	FIAM Blend Target Date 2045 Commingled Pool Class Q	Common Collective Trust Funds	30,187,095
*	FIAM Blend Target Date 2020 Commingled Pool Class Q	Common Collective Trust Funds	20,234,458
*	FIAM Blend Target Date 2050 Commingled Pool Class Q	Common Collective Trust Funds	19,006,056
*	FIAM Blend Target Date 2055 Commingled Pool Class Q	Common Collective Trust Funds	11,882,511
*	FIAM Blend Target Date 2015 Commingled Pool Class Q	Common Collective Trust Funds	4,986,774
*	FIAM Blend Target Date Income Commingled Pool Class Q	Common Collective Trust Funds	4,574,155
*	FIAM Blend Target Date 2060 Commingled Pool Class Q	Common Collective Trust Funds	2,330,447
*	FIAM Blend Target Date 2010 Commingled Pool Class Q	Common Collective Trust Funds	299,546
*	FIAM Blend Target Date 2005 Commingled Pool Class Q	Common Collective Trust Funds	81,217
*	FIAM Blend Target Date 2065 Commingled Pool Class Q	Common Collective Trust Funds	4,135
*	Trimble Inc. Common Stock	Employer securities	30,032,975
*	Brokeragelink	Self-directed brokerage accounts	22,063,542
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.5%	5,986,168
			$747,167,853

*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2020

By: /s/ Robert G. Painter
Robert G. Painter
Title: President and Chief Executive Officer
Trimble Inc.

On behalf of the administrator of the
Trimble Inc. Savings and Retirement Plan